HIPSTYLE.COM, INC.
                              1221 BRICKELL AVENUE

                                 MIAMI, FL 33131

                              INFORMATION STATEMENT
           NOTICE OF CHANGE IN CONTROL AND OF A MAJORITY OF DIRECTORS

        PURSUANT TO SECTION 14(f) OF THE SECURITIES EXCHANGE ACT OF 1934
                            AND RULE 14f-1 THEREUNDER

              NO VOTE OR OTHER ACTION OF THE COMPANY'S SHAREHOLDERS
            IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT

                    WE ARE NOT ASKING YOU FOR A PROXY AND YOU
                      ARE REQUESTED NOT TO SEND US A PROXY

         This notification is furnished by the Board of Directors (the "Board") of HipStyle.Com, Inc. (the "Company") pursuant to Rule 14f-1 of the Securities and Exchange Act of 1934 (the "Exchange Act") to inform the shareholders of the Company of a proposed change in control of the Company and a change in the majority of the board of directors pursuant to an Agreement and Plan of Merger (the "Merger Agreement"), dated as of February 28, 2002 by and among the Company, CCS Merger Corp., a Delaware corporation ("MergerSub"), and CCS International, Ltd., a Delaware corporation ("CCS").

         This Information Statement is being mailed on or about March __, 2002 to holders of shares of common stock (the "Common Stock") of the Company, in connection with the anticipated designation of persons (the "Designated Directors") to the Board of Directors of the Company. Such designation is to be made pursuant to the Merger Agreement.

         The Exchange Act and Rule 14f-1 promulgated thereunder require the mailing to the Company's shareholders of the information set forth in this Information Statement prior to a change in a majority of the Company's directors, other than at a meeting of the Company's shareholders.

         The Merger Agreement provides that immediately prior to the effective time of the merger of MergerSub with and into CCS (the "Merger") the Designated Directors shall be elected and the current directors shall resign as members of the Company's Board of Directors. The terms of the Merger Agreement and certain other information concerning the Merger are contained in the Company's Form 8-K filed with the Securities and Exchange Commission (the "Commission") on March , 2002. The Form 8-K, including the exhibits thereto may be examined at, and copies thereof may be obtained from, the regional offices of and public reference facilities maintained by the Commission as well as on the World Wide Web site maintained by the Commission on the Internet at http://www.sec.gov. The information contained in this Information Statement concerning CCS

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and the Designated Directors has been furnished to the Company by CCS. The
Company assumes no responsibility for the accuracy or completeness of such information.

                          OUTSTANDING VOTING SECURITIES
                           AND PRINCIPAL STOCKHOLDERS

At the close of business on March    , 2002 there were 4,600,000 shares of the
Company's Common Stock issued and outstanding.

The following table sets forth the number of shares of our common stock owned as of March , 2002 by (i) each person who is known by the Company to own beneficially more than five percent of the Company's common stock; (ii) each of the Company's officers and directors; and (iii) all officers and directors as a group. Except as otherwise noted, the persons named in the table below do not own any other capital stock of the Company and have sole voting and investment power with respect to all shares beneficially owned by them.

Name/Address                          Number of Shares Owned 1           Percentage
------------                          -----------------------            ----------
Atlas Equity Group, Inc. 2            2,575,000                          55.98%
1221 Brickell Avenue
Suite 900
Miami, FL 33131

Rebecca J. Farkas 3                     637,500                          13.86%
294 South Coconut Lane
Miami Beach, FL 33139

Michelle Brock 4                         44,000                            .95%
105 Lexington Avenue, #6D
New York, NY 10016

All directors and executive             681,500                          14.82%
officers as a group (2 persons)

(1) A person is deemed to be the beneficial owner of a security if such person has or shares the power to vote or direct the voting of such security or the power to dispose or direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities if that person has the right to acquire beneficial ownership within 60 days of the Record Date. Unless otherwise indicated by footnote, the named entities or individuals have sole voting and investment power with respect to the shares of common stock beneficially owned.

(2) Michael D. Farkas is the sole officer, director and shareholder of Atlas Equity Group, Inc. and Michael D. Farkas is married to Rebecca J. Farkas, the President of the Company. Mr. Farkas is the sole member and the Chairman and Chief Executive Officer of the Atlas Group of Companies, LLC, the sole shareholder of Atlas Capital Services, Inc., a registered broker dealer and member of the National Association of Broker Dealers, Inc. and SIPC. Atlas Equity Group, Inc. disclaims beneficial ownership of the shares of the Company's common stock owned by Mrs. Farkas.

(3) Mrs. Farkas is the President of the Company and she disclaims beneficial ownership of the shares of common stock owned by Atlas Equity Group, Inc.

(4)  Ms. Brock is a Vice President of the Company and the sister of Rebecca
     Farkas.

                    BOARD OF DIRECTORS AND EXECUTIVE OFFICERS

    The Board of Directors of the Company presently consists of two members. It is expected that the Designated Directors will assume office concurrently with the Effective Time of the Merger. This step will be accomplished at a meeting or by written consent of the Board of Directors providing that the current directors will resign such that, immediately following such action, the vacancies will be filled by the Designated Directors.

    The Designated Directors listed below have consented to act as a director of the Company. The Designated Directors will constitute all of the members of the Board after they are appointed.

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                              DESIGNATED DIRECTORS

Benjamin Jamil has over 40 years experience in government, military, law enforcement and business security, including designing and manufacturing sophisticated high tech products for phones, security, voice/data privacy, personal protection and electronic surveillance. He is the founder of several security related multinational companies including, but not limited to the CCS Group, Law Enforcement Equipment Company and The Counter Spy Shop of Mayfair, London. His companies contributed to the Apollo Spacecraft, The 1980 Olympics in Lake Placid, The Poseidon Missile Program and have contributed programs, lectures and seminars to both Federal and local law enforcement agencies.

Menacham Cohen has over 20 years experience in marketing with a focus on security, particularly in Europe and Israel, where he is largely responsible for introducing the CCS Group's line of products. He has a B.A. in Humanities & Social Sciences from Haifa University, and marketing and sales experience from The Export Institute (Israel). Previously, he was the head of the export department at Koor Communications and formulated many policies for sales and marketing in Latin America. Managing the Advanced Tech Group, he oversaw all aspects of the company including export market policy, distributions and OEM. Presently, he manages and coordinates all the marketing and sales in Latin America for civilians and government agencies, as well as oversees all distributorship and licensee activity. Being fluent in English, Spanish and Hebrew, he currently resides in London, Israel and Miami.

Thomas Felice has over 18 years experience with CCS and experience in the marketing and security field, Mr. Felice now runs and manages The Counter Spy Shops. He has successfully implemented security products into diverse marketing channels as well as being responsible for opening numerous retail establishments specializing in surveillance, countersurveillance, countermeasure systems, personal protection and security. After leaving in November of 2000, Tom rejoined the CCS family in October of 2001 to pursue the marketing of distributorships to authorized licensees.

Sylvain Naar joined CCS as a Vice President and COO, and as one of its Directors, in February 2002. Prior to joining CCS, he was Vice President of Product and Business Development for Advance Display products from 1990 to 2002, developing technologies used in a few key CCS products. Mr. Naar has over 35 years experience in the electronic industry and held numerous executive positions at Hazeltine, Thomson CSF and Alcatel. He holds a BSEE from City College the City University of New York.

         To the best of CCS's knowledge, none of the Designated Directors beneficially own any equity securities, or rights to acquire any equity securities of the Company, or has been involved in any transactions with the Company or any of its directors, executive officers or affiliates, except for the transactions contemplated by the Merger Agreement.

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CURRENT DIRECTORS AND EXECUTIVE OFFICERS

         The following is certain biographical information with respect to the current members of the Board of Directors and Executive Officers of the Company.

Rebecca J. Farkas, 24, has been President, Secretary, Treasurer and Director of the Company since inception. She has also been a fashion model with Fords Models Inc. in Miami, Florida and Spirit Model Management in New York, New York. She was been in the modeling industry for the past five years represented by various modeling agencies in New York, Miami, Paris, Los Angeles and Chicago. Mrs. Farkas has been heavily in contact with many artists through her experience in the fashion industry. In addition, since 1996, Mrs. Farkas has been represented by a commercial television agency in New York and has appeared in lead roles in several national television commercials. She is currently a member of the Screen Actors Guild. In addition, Mrs. Farkas was President and founder of WealthHound.com, Inc. She attended Penn State University from 1995-1996.

Michelle Brock, 26, has served as our Vice President and Director since May 30, 2000. Ms. Brock has been employed in public relations and sales for Norma Kamali, Inc. since May 1999. Her responsibilities include the generating of editorial press of United States and foreign fashion magazines as well as sales to industry insiders and Internet clients. From May 1998 to May 1999, Ms. Brock was employed as an analyst assistant with Odyssey Investments Partners, LLC where she conducted financial and market research in the Internet technology, aerospace, telecommunications and transportation industries. Ms. Brock graduated in May 1998, from Penn State University with a degree in Music Theory and Violin Performance.

Rebecca J. Farkas and Michelle Brock are sisters. Rebecca J. Farkas is married to Michael D. Farkas the sole shareholder of Atlas Equity Group, Inc., the principal shareholder of the Company.

                  EXECUTIVE COMPENSATION AND OTHER INFORMATION

         The Company has not had a bonus, profit sharing, or deferred compensation plan for the benefit of its employees, officers or directors. The Company has not paid any salaries or other compensation to its officers, directors or employees for the years ended December 31, 2001 and 2000, nor at any time during 2002. Further, the Company has not entered into an employment agreement with any of its officers, directors or any other persons. No person has accrued any compensation from the Company. Other than the 2002 Stock Option Plan, there are no compensatory plans or arrangements of any kind, including payments to be received from the Company, with respect to any person which would in any way result in payments to any such person because of his or her resignation, retirement, or other termination of such person's employment with the Company or its subsidiaries, or any change in control of the Company, or a change in the person's responsibilities following a change in control of the Company.

2002 Stock Option Plan

         As of February 13, 2002, the Board of Directors of the Company and, as of February 22, 2002 the stockholders approved the adoption of the 2002 Stock Option Plan (the "2002 Plan"). The purpose of the 2002 Plan is to provide a means whereby directors and selected employees, officers,

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agents, consultants and independent contractors of the Company or of any parent or subsidiary thereof, may be granted incentive stock options and/or nonqualified stock options to purchase shares of the Company's common stock in order to attract and retain the services or advice of such directors, employees, officers, agents, consultants, and independent contractors and to provide additional incentive for such persons to exert maximum efforts for the success of the Company and its affiliates by encouraging stock ownership in the Company. A copy of the 2002 Plan is attached as Exhibit B to this Information Statement and the description of the 2002 Plan set forth below is qualified in its entirety by reference to the full text of the 2002 Plan.

Description of the 2002 Plan

         The maximum number of shares of Common Stock with respect to which awards may be presently granted pursuant to the 2002 Plan is 2,000,000 shares. Shares issuable under the 2002 Plan may be either treasury shares or authorized but unissued shares. The number of shares available for issuance will be subject to adjustment to prevent dilution in the event of stock splits, stock dividends or other changes in the capitalization of the Company.

         Subject to compliance with Rule 16b-3 of the Securities Exchange Act of 1934 (the "Exchange Act"), the 2002 Plan shall be administered by the Board of Directors of the Company (the "Board") or, in the event the Board shall appoint and/or authorize a committee, such as the Compensation Committee, of two or more members of the Board to administer the 2002 Plan, by such committee (the "Plan Administrator"). Except for the terms and conditions explicitly set forth in the 2002 Plan, the Plan Administrator shall have the authority, in its discretion, to determine all matters relating to the options to be granted under the Plan, including, without limitation, selection of whether an option will be an incentive stock option or a nonqualified stock option, selection of the individuals to be granted options, the number of shares to be subject to each option, the exercise price per share, the timing of grants and all other terms and conditions of the options.

         Options granted under the 2002 Plan may be "incentive stock options" ("Incentive Options") within the meaning of Section 422 of the Internal Revenue Code (the "Code") or stock options which are not incentive stock options ("Non-Incentive Options" and, collectively with Incentive Options, hereinafter referred to as "Options"). Each Option may be exercised in whole or in part; provided, that only whole shares may be issued pursuant to the exercise of any Option. Subject to any other terms and conditions herein, the Plan Administrator may provide that an Option may not be exercised in whole or in part for a stated period or periods of time during which such Option is outstanding; provided, that the Plan Administrator may rescind, modify, or waive any such limitation (including by the acceleration of the vesting schedule upon a change in control of the Company) at any time and from time to time after the grant date thereof. During an optionee's lifetime, any incentive stock options granted under the Plan are personal to such optionee and are exercisable solely by such optionee.

         The Plan Administrator can determine at the time the Option is granted in the case of Incentive Options, or at any time before exercise in the case of Non-Incentive Options, that additional forms of payment will be permitted. To the extent permitted by the Plan Administrator and applicable laws and regulations (including, without limitation, federal tax and securities laws and regulations and state corporate law), an Option may be exercised by:

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     (a) delivery of shares of Common Stock of the Company held by an optionee having a fair market value equal to the exercise price, such fair market value to be determined in good faith by the Plan Administrator;

     (b) delivery of a properly executed notice of exercise, together with irrevocable instructions to a broker, all in accordance with the regulations of the Federal Reserve Board, to promptly deliver to the Company the amount of sale or loan proceeds to pay the exercise price and any federal, state, or local withholding tax obligations that may arise in connection with the exercise; or

     (c) delivery of a properly executed notice of exercise, together with instructions to the Company to withhold from the shares of Common Stock that would otherwise be issued upon exercise that number of shares of Common Stock having a fair market value equal to the Option exercise price.

     The Plan Administrator may also permit any participant to pay the option exercise price upon exercise of an Option by delivering a full-recourse, interest bearing promissory note payable in one or more installments and secured by the purchased shares. The terms of any such promissory note (including the interest rate and the terms of repayment) shall be established by the Plan Administrator in its sole discretion. In no event may the maximum credit available to the participant exceed the sum of (i) the aggregate option exercise price (less the par value of those shares) plus (ii) any federal, state and local income and employment tax liability incurred by the participant in connection with the option exercise.

     Upon a merger or consolidation in which securities possessing more than 50% of the total combined voting power of the Company's outstanding securities are transferred to a person different from the person holding those securities immediately prior to such transaction or the sale, transfer or other disposition of all or substantially all of the Company's assets in complete liquidation or dissolution of the Company ("Corporate Transaction"), any previously outstanding award carrying a right to exercise that was not previously exercisable shall become fully exercisable, the restrictions, deferral limitations and forfeiture conditions applicable to any other award granted shall lapse and any performance conditions imposed with respect to awards shall be deemed to be fully achieved.

     Options granted under the 2002 Plan may not be transferred, pledged, mortgaged, hypothecated or otherwise encumbered other than by will or under the laws of descent and distribution, except that the Plan Administrator may permit transfers of awards for estate planning purposes if, and to the extent, such transfers do not cause a participant who is then subject to Section 16 of the Exchange Act to lose the benefit of the exemption under Rule 16b-3 for such transactions.

     For federal income tax purposes, the grant to an optionee of a Non-Incentive Option will not constitute a taxable event to the optionee or to the Company. Upon exercise of a Non-Incentive Option (or, in certain cases, a later tax recognition date), the optionee will recognize compensation income taxable as ordinary income, measured by the excess of the fair market value of the Common Stock purchased on the exercise date (or later tax recognition date) over the amount paid by the optionee for such Common Stock, and will be subject to tax withholding. The Company may claim a deduction for the amount of such compensation. The optionee will have a tax basis in the Common Stock purchased equal to the amount paid plus the amount of ordinary income recognized upon exercise of the Non-Incentive Option. Upon the subsequent sale of the Common Stock received upon

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exercise of the Non-Incentive Option, an optionee will recognize capital gain or loss equal to the difference between the amount realized on such sale and his or her tax basis in the Common Stock, which may be long-term capital gain or loss if the optionee holds the Common Stock for more than one year from the exercise date.

     For federal income tax purposes, neither the grant nor the exercise of an Incentive Option will constitute a taxable event to the optionee or to the Company, assuming the Incentive Option qualifies as an "incentive stock option" under Code ss.422. If an optionee does not dispose of the Common Stock acquired upon exercise of an Incentive Option during the statutory holding period, any gain or loss upon subsequent sale of the Common Stock will be long-term capital gain or loss, assuming the shares represent a capital asset in the optionee's hands. The statutory holding period is the later of two years from the date the Incentive Option is granted or one year from the date the Common Stock is transferred to the optionee pursuant to the exercise of the Incentive Option. If the statutory holding period requirements are satisfied, the Company may not claim any federal income tax deduction upon either the exercise of the Incentive Option or the subsequent sale of the Common Stock received upon exercise thereof. If the statutory holding period requirement is not satisfied, the optionee will recognize compensation income taxable as ordinary income on the date the Common Stock is sold (or later tax recognition date) in an amount equal to the lesser of (i) the fair market value of the Common Stock on that date less the amount paid by the optionee for such Common Stock, or (ii) the amount realized on the disposition of the Common Stock less the amount paid by the optionee for such Common Stock; the Company may then claim a deduction for the amount of such compensation income.

     The federal income tax consequences summarized hereinabove are based upon current law and are subject to change.

     The Board may amend, alter, suspend, discontinue or terminate the 2002 Plan at any time, except that any such action shall be subject to stockholder approval at the annual meeting next following such Board action if such stockholder approval is required by federal or state law or regulation or the rules of any exchange or automated quotation system on which the Common Stock may then be listed or quoted, or if the Board of Directors otherwise determines to submit such action for stockholder approval. In addition, no amendment, alteration, suspension, discontinuation or termination to the 2002 Plan may materially impair the rights of any participant with respect to any Option granted before amendment without such participant's consent. The 2002 Plan shall terminate upon the earliest of (i) December 31, 2011, (ii) the date on which all shares of Common Stock available for issuance under the 2002 Plan shall have been issued as vested shares or (iii) the termination of all outstanding Options in connection with a Corporate Transaction. Upon such 2002 Plan termination, all Options and unvested stock issuances outstanding under the 2002 Plan shall continue to have full force and effect in accordance with the provisions of the agreements.

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                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     We currently use office space in a building located at 1221 Brickell Avenue, Suite 900, Miami, Florida. The primary tenant is The Farkas Group, Inc. The Farkas Group, Inc. subleases the facility to Atlas Equity Group, Inc., an entity which is wholly owned by Michael Farkas. Mr. Farkas is an affiliated individual to us since he is the sole shareholder, officer and director of Atlas Equity Group, Inc. which owns 57% of the outstanding shares of HipStyle.

     In July 2000, we agreed to reimburse Atlas Equity Group, Inc., a related party, of which Michael D. Farkas is the beneficial owner, $2,000 per month (on a month-to-month basis) for rent and other operating expenses. Prior to July 2000, we had been relatively inactive, did not require, and was not occupying, any office space. Therefore, instead of paying rent, we agreed to reimburse Atlas Equity Group, Inc. for certain office expenses. Because of recent developments, including the hiring of employees and the completion of its business plan, management has agreed to occupy and rent the space located at 1221 Brickell Avenue, Suite 900, Miami, Florida on a month to month lease at $2,000 per month commencing January 1, 2001.

     We have not and do not intend to enter into any additional transactions with our management or any nominees for such positions. We have not and do not intend to enter into any transactions with our beneficial owners. We are a subsidiary of Atlas Equity Group, Inc. which is the owner of 56.96% of our outstanding shares. Since inception, we have not entered into any transactions with promoters other than our officers and directors Rebecca J. Farkas and Michelle Brock, who each received 655,000 and 50,000 respectively, of our shares of common stock. Rebecca Brock received her 655,000 shares as part of the distribution of the HipStyle shares by Intelilabs.com, Inc. and Michelle Brock received her 50,000 shares for consulting services rendered to us including the writing and development of our business plan, the development of corporate and operating strategies and creative input into our website. Such shares were also issued as an incentive for Michelle Brock to become our officer. Rebecca J. Farkas, our President loaned us funds for the cost of licensing Hipstyle.com in New York and reserving our internet address as well as other operating expenses. No interest is being charged on this loan and is due on demand. In addition, upon our formation, Quentin Road Productions, Inc., our original sole shareholder, loaned us $2,000 for the costs of formation of Hipstyle.com.

     On March 1, 2000, a majority of the shareholders and the Directors authorized a distribution of the HipStyle shares owned by Quentin Road Productions, Inc. to the Quentin Road Productions, Inc. shareholders in an unregistered spin off at a rate of 1.31 HipStyle shares for each share of Quentin Road Productions, Inc. owned. After such spin off, we had 4,000,000 shares outstanding to 25 shareholders.

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     Such related party transactions were on terms that were not more favorable than if agreed upon by a third party in an arms length transaction.

                                               HIPSTYLE.COM, INC.



                                               /s/Rebecca Farkas
                                               --------------------------------
                                                  Rebecca Farkas
                                                  President

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